614 McKinley Place NE Minneapolis, MN 55413 P: 612-379-2956

March 29, 2021

Office of Life Sciences

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bio-Techne Corporation Form 10-K for Fiscal Year Ended June 30, 2020 Filed August 26, 2020 Form 10-Q for the Quarterly Period Ended December 31, 2020 Filed February 8, 2021 File No. 000-17272

Dear Office of Life Sciences:

This letter is written in response to the Staff’s comment letter dated March 17, 2021 on the Form 10-K of Bio-Techne Corporation (“the Company”, “we” or “our”) for the year ended June 30, 2020 and the Form 10-Q for the period ended December 31, 2020. For ease of reference, we have included the Staff’s comment along with our response to assist in the review process.

Form 10-Q for the Quarterly Period Ended December 31, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Earnings, Page 21

Refer to your non-GAAP adjusted tax rate reconciliation on page 22. Your reported GAAP tax rate for the quarter and six months ended December 31, 2020, does not appear to reconcile to the rates disclosed in your discussion of income taxes on page 21. In future filings, please revise your disclosures to reconcile to your tax rate on a GAAP basis and present all significant reconciling items separately. In this regard, clarify why you re-cast your first quarter results using your effective tax rate for the first six months of fiscal 2021and explain how this impacted your non-GAAP adjusted tax rate.

Response

During the quarter ended December 31, 2020, the Company updated our annualized effective tax rate per our interim accounting policy for income taxes. The Company re-cast our non-GAAP tax rate for the quarter ended September 30, 2020 within our non-GAAP results for the quarter ended December 31, 2020 due to the impact the updated tax forecast had on our quarterly non-GAAP earnings. The Company considered it appropriate to re-cast our non-GAAP tax rate as it more accurately reflected our non-GAAP earnings for the quarter ended December 31, 2020 due to the impact the updated tax forecast had on our quarterly earnings. The change in our non-GAAP tax forecast was due to our recovery of growth rates experienced prior to the COVID-19 pandemic occurring on a more condensed timeline than previously forecasted. Re-casting our effective tax rate for the quarter ended December 31, 2020 reduced our quarterly non-GAAP net earnings.

In future filings, the Company will update our GAAP to Non-GAAP earnings table and our GAAP to Non-GAAP tax rate table such that they reconcile with all significant reconciling items disclosed separately. The Company has provided the anticipated format of our GAAP to Non-GAAP earnings and GAAP to Non-GAAP tax rate tables we will include in future filings as follows:

Non-GAAP adjusted consolidated net earnings

Net earnings before taxes - GAAP	$
Identified adjustments:
Costs recognized upon sale of acquired inventory
Amortization of acquisition intangibles
Acquisition related expenses
Stock based compensation, inclusive of employer taxes
Restructuring costs
Realized (gain)loss on investments and other
Impact of non-controlling interest (pre-tax)
Net non-GAAP earnings before taxes attributable to Bio-Techne	$

Non-GAAP tax rate		%
Non-GAAP tax expense	$

Non-GAAP adjusted net earnings attributable to Bio-Techne	$
Non-GAAP adjusted net earnings growth attributable to Bio-Techne		%

Non-GAAP adjusted tax rate

GAAP income tax expense	%
Discrete items
GAAP effective tax rate	%

Rate impact items
Stock based compensation	%
Acquisition costs
Change in fair value of investments
Other
Total rate impact items	%

Non-GAAP tax rate	%

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ James T. Hippel

James T. Hippel

Chief Financial Officer